N E W S R E L E A S E

March 30, 2009

Bisha Update and Annual Financial Results

Nevsun Resources Ltd., (NSU-TSX/AMEX) wishes to announce its recent financial position and its annual results for 2008 as well as provide an update on the Bisha project.  All amounts are expressed in United States dollars.

The Company’s current cash position at the end of March will be approximately $30 million.

For the year ended December 31, 2008 the Company has reported a loss of $5.7 million, net of income of $2.0 million from discontinued operations in early 2008. The results compare to 2007 when the Company reported a loss of $12 million, including $7.8 million from discontinued operations.

Complete details of the 2008 financial statements and management's discussion and analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

BISHA UPDATE

The Bisha Project is a World Class gold/copper/zinc deposit in Eritrea. It benefits from the continued support of the local Eritrea Government and, despite the “credit crunch”, Nevsun is in the process of arranging, with a reputable lending group, the necessary additional finance for the Bisha development. The project continues to be on budget. Production is scheduled for mid 2010.

Bisha Mining Share Company (BMSC), the project company, had, as of December 31, spent, ordered or arranged approximately $80 million of the $250 million project cost. Funding to date has been provided by Nevsun and ENAMCO; the Eritrean National Mining Corporation. ENAMCO is a 40% owner, contributing 1/3 of the equity requirements. Finance costs will be in addition to the $250 million project costs.

1.

Completion of debt finance. The lending group for the project debt has been actively dealing with the documentation and normal legal, due diligence and documentation arrangements. While not absolutely assured until all approvals and documentation is completed, the planned debt package will be a mix of senior and subordinated debt coming from a number of development agencies and commercial banks from Europe and South Africa. The completion of debt facilities will take place during Q2 and is expected to total $240 million, including a cost over-run facility of $30 million. The robust nature of the Bisha Project will likely result in a fairly quick payback, depending upon the price of gold. For example, assuming a gold price of $900 per ounce, debt payback is expected to be less than 2 years. Operating costs for the gold phase is projected at approximately $200/oz. Endeavour Financial is the project finance advisor.

2.

Construction. Photographs of the progress at site can be found on the Company web site – http://www.nevsun.com/properties/photo_gallery/. Preparatory work, equipment orders and delivery are continuing. The project detailed design work is virtually complete and orders have been placed with terms secured for a substantial portion of the project. The early order strategy was followed so as to ensure capex costs were controlled. As a result of exchange rates favorable to the project, as well as the early order strategy, the Company remains confident that the Project can be completed within the previously issued capex estimate of approximately $250 million, excluding cost of finance. The Company continues to build its team of personnel in Eritrea from available skills in country and from abroad.

Bisha Milestones Achieved

January 2008

Mining license granted

February 2008

Orders placed for critical equipment (long lead items, ball and SAG mills)

August 2008

Contractor mobilized to site; site clearing and heavy earth moving started

Sept 2008

Construction camp for 400 people advanced

October 2008

$89 million debt finance commitment received from Industrial Development Corporation of South Africa, as part of the project finance consortium, subject to completion of all debt facilities referred to above

March 2009

Over 500,000 accident free hours on Bisha site since start of construction

Bisha Project Economics

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust and the strengthening of the US dollar will also improve the economics further regarding both capital and operating costs. Due to the volatility in metals prices over recent months, management presents below two projections using different metals prices. Both cases are prior to the cost of the project debt finance that is currently being arranged.

	Lower metals prices(1)	Higher metals prices(1)
Rate of return (IRR)	35%	47%
Net cash flow (after tax)	$560 million	$856 million
Payback	2.4 years	2.0 years

 (1) Assumptions

Lower metals prices – Au $750/oz, Cu $1.70/lb, Zn $0.60/lb, Ag $10/oz

Higher metals prices – Au $900/oz, Cu $2.00/lb, Zn $0.70/lb, Ag $12/oz

Preproduction capex – $250 million (June 2008, including $32 million contingency)

The Company looks forward to progressing Bisha through to production with the continued full support of the Eritrean Government.

Forward Looking Statements: The above contains forward-looking statements concerning Eritrean government support, production schedule, details of the planned debt package, completion date of debt facilities and payback time, operating costs and costs to project completion, metals price projections and assumptions.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer Nsu09-02.doc	For further information, Contact: John Clarke (604) 623-4700 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com